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05009896

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Ballad Gold & Silver Ltd

*CURRENT ADDRESS 501 - 905 West Pender St.
Vancouver, BC
V6C 1L6 Canada

**FORMER NAME

**NEW ADDRESS


PROCESSED
JUL 25 2005
THOMSON FINANCIAL

FILE NO. 82- 4000 FISCAL YEAR 12/31/99

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: MCon

DAT : 7/22/05

82-4000

12-31-99
AR/S

BALLAD ENTERPRISES LTD.

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999 and 1998

AMISANO HANSON
CHARTERED ACCOUNTANTS

TERRY AMISANO LTD.
KEVIN HANSON, CA

AMISANO HANSON
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders,
Ballad Enterprises Ltd.

We have audited the consolidated balance sheets of Ballad Enterprises Ltd. as at December 31, 1999 and 1998 and the consolidated statements of loss, deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 1999 and 1998 and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.



Vancouver, Canada
June 6, 2000, except as to Note 10, which is as of
July 10, 2000

Chartered Accountants

SUITE 604 - 750 WEST PENDER STREET, VANCOUVER, B. C. V6C 2T7
TELEPHONE (604) 689-0188
FACSIMILE (604) 689-9773
E-MAIL: amishan@istar.ca

BALLAD ENTERPRISES LTD.
CONSOLIDATED BALANCE SHEETS
December 31, 1999 and 1998

ASSETS	1999	1998
Current		
Cash	$ 2,193	$ 246,501
Marketable securities	6,000	21,935
Accounts receivable	15,498	125,063
Prepaid expenses	-	626
	23,691	394,125
Capital assets – Note 3	8,693	61,537
Resource properties – Notes 4 and 6, Schedule I	408,236	2,657,426
	$ 440,620	$ 3,113,088
LIABILITIES		
Current		
Accounts payable – Notes 6 and 10	$ 1,126,712	$ 828,131
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share capital – Notes 5 and 10	8,767,331	8,767,331
Deficit	(9,453,423)	(6,482,374)
	(686,092)	2,284,957
	$ 440,620	$ 3,113,088

Nature and Continuance of Operations – Note 1
Commitments – Notes 5 and 10
Contingencies – Note 7

APPROVED BY THE DIRECTORS


, Director


, Director

SEE ACCOMPANYING NOTES

AMISANO HANSON
CHARTERED ACCOUNTANTS

BALLAD ENTERPRISES LTD.
CONSOLIDATED STATEMENTS OF LOSS
for the years ended December 31, 1999 and 1998

	1999	1998
Administrative Expenses		
Accounting and audit	$ 50,273	$ 106,380
Amortization	6,832	14,057
Consulting fees – Note 6	39,256	142,896
Filing fees	5,920	7,200
Interest – Note 6	84,556	47,040
Legal – Note 6	41,290	86,799
Management fees – Note 6	30,000	30,000
Office and miscellaneous – Note 6	47,866	100,419
Rent	37,200	37,200
Salaries	29,966	32,066
Shareholder communication	64,248	114,793
Transfer agent	2,299	4,018
Travel and promotion	3,283	38,192
Loss before other	442,989	761,060
Other		
Miscellaneous expenses (income) – Note 6	30,728	(54,888)
Resource property investigation costs – Note 6	29,062	46,170
Write-off of resource properties – Note 4	2,368,028	1,770,762
Write-off of accounts and advances receivable	100,242	59,783
Net loss for the year	$ 2,971,049	$ 2,582,887
Loss per share	$ 0.18	$ 0.18

SEE ACCOMPANYING NOTES

AMISANO HANSON
CHARTERED ACCOUNTANTS

BALLAD ENTERPRISES LTD.
CONSOLIDATED STATEMENTS OF DEFICIT
for the years ended December 31, 1999 and 1998

	1999	1998
Deficit, beginning of year	$ (6,482,374)	$ (3,814,375)
Net loss for the year	(2,971,049)	(2,582,887)
Deficit, end of the year	$ (9,453,423)	$ (6,482,374)

SEE ACCOMPANYING NOTES

AMISANO HANSON
CHARTERED ACCOUNTANTS

BALLAD ENTERPRISES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 1999 and 1998

	1999	1998
Operating Activities		
Net loss for the year	$ (2,971,049)	$ (2,582,887)
Add (deduct) items not affecting cash:		
Amortization	6,832	14,057
Gain on write-off of accounts payable	(23,863)	(55,059)
Gain on sale of marketable securities	(2,863)	(1,721)
Loss on disposal of capital assets	46,012	11,019
Write-off of resource properties	2,368,028	1,770,762
Write-off of accounts and advances receivable	100,242	59,783
Write-down of marketable securities	10,000	-
	(466,661)	(784,046)
Changes in non-cash working capital balances related to operations:		
Accounts receivable	9,323	(23,080)
Prepaid expenses	626	1,124
Accounts payable	322,444	490,400
Note payable	-	(3,240)
	(134,268)	(318,842)
Investing Activities		
Resource properties acquisition costs	(15,146)	(86,944)
Deferred exploration expenditures	(103,692)	(668,345)
Proceeds on sale of capital assets	-	38,877
Purchase of capital assets	-	(3,767)
Proceeds on sale of marketable securities	8,798	33,741
Purchase of marketable securities	-	(5,935)
	(110,040)	(692,373)
Financing Activity		
Issuance of common shares	-	332,200
Decrease in cash during the year	(244,308)	(679,015)
Cash, beginning of year	246,501	925,516
Cash, end of year	$ 2,193	$ 246,501

Non-cash Transactions – Note 9

SEE ACCOMPANYING NOTES

AMISANO HANSON
CHARTERED ACCOUNTANTS

BALLAD ENTERPRISES LTD. Schedule I

CONSOLIDATED STATEMENTS OF RESOURCE PROPERTIES

for the years ended December 31, 1999 and 1998

	Peru		Totals	
	Las Princessas	TVX Concessions	1999	1998
Balance, beginning of year	$ 904,345	$ 1,753,081	$ 2,657,426	$ 3,672,899
Acquisition costs				
Cash	15,146	-	15,146	86,944
Deferred Exploration Costs				
General exploration and field costs	-	-	-	66,391
Concession fees	-	-	-	49,993
Geological consulting	79,000	3,308	82,308	238,175
Lab work	1,399	-	1,399	2,125
Administrative	19,985	-	19,985	311,661
	100,384	3,308	103,692	668,345
Amounts written-off	(1,019,875)	(1,348,153)	(2,368,028)	(1,770,762)
Balance, end of year	$ -	$ 408,236	$ 408,236	$ 2,657,426

SEE ACCOMPANYING NOTES

AMISANO HANSON
CHARTERED ACCOUNTANTS

Note 1 Nature and Continuance of Operations

The company is in the development stage and is in the process of exploring its resource properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts shown for resource properties and related deferred exploration expenditures are dependant upon the discovery of economically recoverable reserves and confirmation of the company's interest in the underlying mineral claims, the company's ability to obtain the necessary financing to complete the development of the properties and upon future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared on a going concern basis. At December 31, 1999, the company has a working capital deficiency of $1,103,021. Its ability to continue as a going concern is dependent upon the ability of the company to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

The company was incorporated under the Company Act of British Columbia.

Note 2 Summary of Significant Accounting Policies

The consolidated financial statements of the company have been prepared in accordance with generally accepted accounting principles in Canada. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results could differ from these estimates.

The consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Basis of Consolidation

These consolidated financial statements include the accounts of the company and its wholly owned subsidiaries, Ballad Enterprises Del Peru S.R. Ltda., Balad Exploration S.A., and TVX Minera Del Peru S.A. All inter-company transactions and balances have been eliminated.

(b) Marketable Securities

Marketable securities are valued at cost which approximates market value.

(c) Capital Assets and Amortization

Capital assets are recorded at cost and are amortized using the following rates and methods:

Automotive equipment	30% declining balance
Computer equipment	30% declining balance
Equipment and office equipment	20% declining balance

Note 2 Summary of Significant Accounting Policies – (cont'd)

(d) Resource Properties

The acquisition of resource properties are initially recorded at cost. Producing resource properties are depleted over their estimated useful lives based upon a method relating recoverable resource reserves to production. Non-producing resource properties that the company abandons interest in are written-off in the year of abandonment.

(e) Deferred Exploration Expenditures

The company capitalizes all exploration expenditures that result in the acquisition and retention of resource properties or an interest therein. The accumulated costs including applicable exploration expenditures relative to non-productive resource properties that the company abandons interest in are written-off when management determines abandonment is appropriate. Otherwise, the exploration expenditures are depleted over the estimated lives of the producing resource properties based on a method relating recoverable reserves to production.

(f) Foreign Currency Translation

Monetary assets and liabilities expressed in foreign currencies are translated at rates of exchange in effect at the end of the year. Revenue and expense items are translated at the rates in effect at the dates on which such items are recognized during the year. Exchange gains and losses arising from translation are expensed in the year.

(g) Loss Per Share

Loss per share figures are calculated based upon the weighted average number of shares outstanding during the year.

(h) Fair Market Value of Financial Instruments

The carrying value of cash, marketable securities, accounts receivable and accounts payable approximate fair value because of the short maturity of those instruments.

(i) Income Taxes

The company has accumulated significant loss carryforwards available for deduction in the determination of taxable income in the future. The potential tax benefit of these losses, if any, has not been recorded in the financial statements. These losses are available until December 31, 2006.

Note 3 Capital Assets

	Cost	Accumulated Amortization	Net Book Value 1999	Net Book Value 1998
Automotive equipment	$ -	$ -	$ -	$ 25,540
Computer equipment	16,410	11,115	5,295	9,103
Equipment and office equipment	5,309	1,911	3,398	26,894
	$ 21,719	$ 13,026	$ 8,693	$ 61,537

Note 4 Resource Properties

Las Princessas, Peru

The company entered into a Property Option Agreement dated October 27, 1997 to earn a 100% interest in 1,200 hectares located in the province of Santiago de Chuco, Peru. During the year ended December 31, 1999, management of the company abandoned these properties and wrote-off all costs incurred totalling $1,019,347.

TVX Concessions, Peru

The company entered into an agreement to acquire all the shares and assets of TVX Minera Del Peru S.A. dated February 26, 1997. The assets consisted of 35 mining concessions comprising of 31,000 hectares located throughout Peru. During the year ended December 31, 1999 management of the company abandoned 12 mining concessions and wrote-off costs associated with these concessions totalling $1,348,153.

Write-off of Resource Properties

Loss on write-off of resource properties consists of:

	1999	1998
Aventura Concessions, Peru	$ -	$ 403,264
Anaua Concessions, Brazil	-	221,321
Santa Cruz de Mayo, Peru	-	365,940
Las Princessas, Peru	1,019,875	-
TVX Concessions, Peru	1,348,153	780,237
	$ 2,368,028	$ 1,770,762

Note 5 Share Capital – Note 10

Authorized:

100,000,000 common shares without par value

Issued:		Number of Shares	$
Balance, December 31, 1997		13,509,283	6,422,167
For cash:			
- pursuant to the exercise of warrants	- at $0.28	140,000	39,200
- pursuant to a private placement (net of issuance costs)	- at $0.25	1,200,000	293,000
Pursuant to the exercise of special warrants (net of issuance costs)	- at $2.30	993,900	1,922,728
Pursuant to the exercise of warrants for services rendered	- at $0.28	322,273	90,236
Balance, December 31, 1999 and 1998		16,165,456	8,767,331

Escrow Shares:

At December 31, 1999, 140,625 common shares are held in escrow by the company's transfer agent. The release of these shares is subject to regulatory approval.

Commitments:

Share Purchase Warrants

At December 31, 1999, the following share purchase warrants were outstanding entitling the holders to purchase one common share for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
400,000	$0.29	July 8, 2000
800,000	$0.29	August 25, 2000
1,200,000		

Share Purchase Options

At December 31, 1999, the following share purchase options were outstanding entitling the holders to purchase one common share for each option held:

Number of Options	Exercise Price	Expiry Date
150,000	$0.55	May 4, 2000

Note 6 Related Party Transactions

During the year ended December 31, 1999, the company incurred the following costs charged by directors of the company and companies controlled by directors of the company:

	1999	1998
Consulting fees	$ 36,000	$ 107,340
Deferred exploration expenditures		
- geological consulting	47,500	40,424
- administration fees	-	76,580
Interest	38,681	14,559
Legal	20,685	56,693
Management fees	-	7,500
Office	10,777	50,928
Resource property investigation costs	7,500	-
	$ 161,143	$ 346,024

At December 31, 1999, accounts payable includes $624,493 (1998: $447,919) due to directors of the company and companies controlled by directors of the company.

During the year ended December 31, 1998, the company has written-off accounts payable owing to a former director totalling $44,824.

Note 7 Contingencies

i) A group of individuals have submitted allegations that mineral property areas contained in the Arequippa concession, Peru were wrongfully optioned to the company by the vendor who they allege was their agent. The vendor was a former director of the company and its manager of South American operations. Based on the statements and representations of the former director to the company, management was of the opinion that these allegations were without merit. An estimate of the amount of their claim is not determinable. Should any loss result from the resolution of this dispute, such loss will be accounted for in the period of settlement.

ii) A demand for payment was made by a private company controlled by a former director of the company of an alleged outstanding account of $46,097 with respect to investor relations matters. The company denies any liability whatsoever and will vigorously defend any action that may be taken. Should any loss result from the resolution of this dispute, such loss will be accounted for in the period of settlement.

Note 8 Segmented Information

The company's principal business activity is the exploration of mineral properties in South America. Information concerning the company's business on a geographic basis are as follows:

	December 31, 1999	December 31, 1998
Operating loss		
Canada	$ (1,164,093)	$ (1,503,646)
South America	(1,806,956)	(1,079,241)
	$ (2,971,049)	$ (2,582,887)
Amortization of capital assets		
Canada	$ 6,011	$ 7,309
South America	821	6,748
	$ 6,832	$ 14,057
Identifiable assets		
Canada	$ 50,618	$ 322,049
South America	390,002	2,791,039
	$ 440,620	$ 3,113,088
Capital expenditures		
Canada	$ -	$ 3,767
South America	118,838	755,289
	$ 118,838	$ 759,056

Note 9 Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statement of cash flows. During the year ended December 31, 1998, the company issued 322,273 common shares at $0.28 per share with respect to the exercise of warrants for consideration of services rendered. This transaction was excluded from the statement of cash flows.

Note 10 Subsequent Events

Subsequent to December 31, 1999, the company:

(i) issued 494,090 common shares at $0.30 - $0.41 per share to settle accounts payable totalling $191,658;

(ii) issued 760,000 common shares pursuant to the exercise of 760,000 warrants at $0.29 for cash proceeds of $220,400;

(iii) received regulatory approval for the granting of directors/employees stock options to purchase 1,466,545 shares at $0.30 per share expiring December 17, 2001, 199,100 common shares at $0.41 per share expiring February 2, 2002, 801,000 common shares at $0.38 per share expiring January 31, 2002 and 822,000 common at $0.41 per common share expiring April 6, 2002. 1,451,545 of these stock options were exercised for cash proceeds of $438,763;

(iv) issued 1,590,909 units pursuant to a private placement at $0.22 per unit. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to acquire one common share at $0.22 per share to December 29, 2000 or at $0.26 per share to December 29, 2001. The company has received proceeds of $344,499 in respect to this private placement;

(v) announced a private placement to issue 1,724,138 units at $0.29. Each unit consists of one common share and one two year common share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.38. This private placement is subject to regulatory approval; and

(vi) entered into an option agreement dated January 12, 2000 with DataPower USA Inc. ("DataPower") for the right to acquire DataPower's rights to a 70% interest in Private Delivery developed by Cybernet Express Company ("Cybernet"). Private Delivery is a wide range of secure, digital e-mail, file delivery and storage devices. The purchase price to exercise the option was US$125,000. The final purchase price for the acquisition of the 70% interest in Private Delivery was to be established by a Certified Business Valuation. Payment of the purchase price was to be cash and shares with a minimum of US$1,500,000 cash and any balance in excess of US$1,500,000 payable equally in cash and common shares of the company. This agreement is subject to regulatory approval.

On June 21, 2000, DataPower and Cybernet renegotiated certain material terms of their agreement under which DataPower has the right to acquire an interest in Private Delivery.

The company and DataPower are renegotiating the terms of the January 12, 2000 option agreement. If a new option is not successfully concluded, DataPower has agreed to repay to the company funds previously advanced.

Note 11 Uncertainty Due to the Year 2000 Issue

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using the year 2000 date is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the company, including those related to customers, suppliers or other third parties, have been fully resolved.

Note 12 Comparative Figures

Certain figures of the prior year have been restated to conform with the presentation used in the current year.

FORM 61

QUARTERLY REPORT

Incorporated as part of: ______ **Schedule A**

X **Schedules B & C**

(Place X in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER BALLAD ENTERPRISES LTD.

ISSUER ADDRESS 905 WEST PENDER STREET, SUITE 501

VANCOUVER, B.C., V6C 1L6

CONTACT PERSON ANTHONY BERUSCHI

CONTACT'S POSITION DIRECTOR

CONTACT TELEPHONE NUMBER (604) 669-3116

FOR QUARTER ENDED DECEMBER 31, 1999

DATE OF REPORT JULY 19, 2000

CERTIFICATE

THE SCHEDULES(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

B. HARRIS	"Brian Harris"		2000/07/19
NAME OF DIRECTOR	SIGN (TYPED)	DATE SIGNED	(YY/MM/DD)
R. ROLAND	"Ray Roland"		2000/07/19
NAME OF DIRECTOR	SIGN (TYPED)	DATE SIGNED	(YY/MM/DD)

(Signatures for this Form should be entered in TYPED form)

BALLAD ENTERPRISES LTD.
QUARTERLY REPORT
for the year ended December 31, 1999

Schedule A: Financial Information

- See attached financial statements

Schedule B: Supplemental Information

1. For the current fiscal year to date:

(i) General and Administrative Expenses
- see attached financial statements

(ii) Exploration and Development Expenses

Administration	$	19,985
Geological consulting		82,308
Lab and assay work		1,399
	$	103,692

Aggregate amount of expenditures made to parties not at arm's-length From this issuer: $ 161,143

2. For the quarter under review:

a) Shares issued during the quarter: Nil

b) Options granted during the quarter: Nil

3. As at the end of the quarter:

a) See Note 6 to the financial statements

b) See Note 6 to the financial statements

c) See Note 6 to the financial statements

d) List of Directors: Rod Husband, Raymond Roland, Anthony Beruschi

Schedule C: Management Discussion

- See attached

SCHEDULE "C" - MANAGEMENT DISCUSSION

RESULTS OF OPERATIONS

Ballad Enterprises Ltd. ("Ballad") conducts natural resource exploration and development operations with interests in base and precious metal exploration and development properties in Peru. Ballad is also actively reviewing business opportunities in the emerging technology business sector, particularly internet-based investment opportunities. Ballad does not have properties which are in production and consequently, Ballad does not have operating income or cash flow from its resource operations.

For the fiscal year ended December 31, 1999, Ballad incurred a net loss of $2,971,049 ($0.18 per share), as compared to a loss of $2,582,887 ($0.18 per share) for the comparative period in 1998, due primarily to a write-off of investments in resource properties. The decrease in net loss is primarily due to reduced exploration and administration costs. At December 31, 1999, Ballad's assets included resource properties recorded at $408,236, as compared to $2,657,426 for the comparative date in 1998.

RESOURCE PROPERTIES

Ballad holds interests in several resource properties in Peru, including Fabiola/Gertudis properties in northern Peru in the province of Ancash, Stromboli/Etna properties located in westcentral Peru, and the Roberto/Freddy properties in the Peruvian province of Huancavelica.

These property areas were acquired with other property areas from TVX Gold Inc. ("TVX") in 1997. On May 15, 2000, the buy-back right of TVX Gold Inc. ("TVX") to 35 property areas owned by Ballad expired.

Ballad is currently seeking partners for joint venturing the further exploration and development of its existing mining properties.

During the fiscal year ended December 31, 1999, Ballad held an option to acquire a 100% interest in the Las Princesas Silver/Gold Project for cash payments totalling US$390,000, subject to the terms of a joint venture agreement with Auterra Ventures Inc. ("Auterra") and certain royalties.

In November, 1999, Ballad and Auterra allowed the Las Princesas option agreement to lapse, after attempting to re-negotiate its terms.

TECHNOLOGY

During the fiscal year ended December 31, 1999, Ballad entered into a Standstill Agreement with DataPower USA, for the purchase of up to a 70% interest in certain technology developed by CyberNET Express Company ("CyberNET") providing for secure digital e-mail, file delivery and storage services called "Private Delivery".

SUBSEQUENT EVENTS:

Ballad announced on January 12, 2000 that it entered into an option agreement with DataPower for the acquisition, by Ballad, of DataPower's rights to up to a 70% interest in Private Delivery. If the option was exercised, the final purchase price was to be established by a certified business valuator and paid by cash and shares with a minimum of US$1.5 million cash together with the balance equally in cash and shares.

The purchase price for the option was US$25,000 with a further US$100,000 payable by February 15, 2000. The option was exercisable until March 15, 2000, subsequently extended to May 15, 2000 and subsequently extended again as a result of negotiations between DataPower and CyberNET for new terms in the purchase agreement whereby DataPower has the right to acquire an interest in the technology from CyberNET.

Under the resulting new DataPower-CyberNET agreement dated June 22, 2000, CyberNET has agreed to transfer 100% of the Private Delivery technology to Private Delivery Inc., a new Nevada company, in return for a 30% equity interest therein. Also, CyberNET has granted an option to DataPower to acquire this 30% interest in exchange for shares in a publicly traded company. This facilitates up to 100% ownership of the Private Delivery technology for the chosen publicly traded company. The developer of the technology has agreed to a minimum 3-year employment contract with Private Delivery Inc. For the development and marketing of Private Delivery, DataPower has agreed to advance US$250,000 between June 22, 2000 and October 15, 2000 and a further US$1,190,000 by December 31, 2000.

Ballad and DataPower are now renegotiating the terms of Ballad's possible acquisition of an interest in the development and exploitation of the Private Delivery business opportunity.

STOCK OPTIONS

On December 17, 1999, Ballad granted stock options for the purchase of 1,466,545 shares of Ballad's stock, exercisable for two years at the price of $0.30 per share. These options have been accepted for filing by the Canadian Venture Exchange.

SUBSEQUENT EVENTS:

The Canadian Venture Exchange has accepted for filing stock options for the purchase of 801,000 common shares, exercisable for two years from January 31, 2000 to January 31, 2002 at the price of $0.38 per share.

The Canadian Venture Exchange has accepted for filing stock options for the purchase of 822,000 common shares, exercisable for two years from April 6, 2000 to April 6, 2002 at the price of $0.41 per share.

FINANCING

On December 29, 1999, Ballad announced a private placement of 1,590,909 units at $0.22 per unit, each unit consisting of one common share and one non-transferable share purchase warrant, each such share purchase warrant entitling the holder to purchase one additional common share of Ballad at $0.22 if exercised in the first year and $0.26 if exercised in the second year. This private placement completed on May 19, 2000. Ballad has not proceeded with private placements announced on March 3, 2000, March 6, 2000 and January 12, 2000.

On October 28, 1999, Ballad agreed to settle $29,776.87 in debts through the issuance of 99,255 shares at a deemed price of $0.30 per share subject to a hold period of one year from the date that the debts became due. 64,832 of these shares were free trading as of April 13, 2000 and the hold period on the remaining 34,423 shares will expire on various dates between September 20, 2000 and October 1, 2000.

On February 2, 2000, Ballad agreed to settle $161,882.98 in debts through the issuance of 394,835 shares at a deemed price of $0.41 per share subject to a hold period of one year from the date that the debts became due. 155,349 of these shares were free trading as of April 5, 2000 and the hold period on the remaining 239,486 shares expire on various dates between April 30, 2000 and February 2, 2001.

MANAGEMENT

Messrs. A. Beruschi, R. Roland and B. Harris are directors of Ballad. Mr. Beruschi is the President and Chief Executive Officer.

Mr. Harris is the Vice President of Technology. On March 28, 2000, Ballad announced the formation of a Technology Advisory Board, headed by Mr. Harris. Mr. Jeff Snider and Mr. Geoff Phillips are also members of the Technology Advisory Board.

On June 6, 2000, Brian Harris was appointed to the Board of Directors following the resignation of Rod Husband therefrom.

INVESTOR RELATIONS

Michael Baybak and Company, Inc. ("Mr. Baybak") and Mr. George Duggan, both of Los Angeles, California, have agreed to provide investor relations activities to Ballad. Mr. Baybak has agreed to provide corporate public relations services to Ballad for monthly remuneration of US$2,500 while Mr. Duggan has agreed to provide financial and media consulting services to Ballad for US$1,000 per month.

SUBSEQUENT EVENTS:

On April 13, 2000, Ballad announced it had entered into an agreement with Emerson Gerard Associates of Boynton Beach, Florida, to provide corporate public relations services to Ballad for a six-month period for monthly remuneration of $1,000.

RELATED PARTY TRANSACTIONS

For the fiscal year ended December 31, 1999, Ballad incurred $161,143 in related party transactions, as compared to $346,024 for the comparative period in 1998, due primarily to reductions in administration fees, management fees and consulting fees.

Of the amount, $67,462 was for consulting fees, office fees and legal fees and $47,500 was for geological consulting fees capitalized as deferred exploration expenditures. The remaining $46,181 was for interest costs and for resource property investigation costs.

OUTLOOK

Ballad remains active in natural resource explorations and is maintaining its interest in several Peruvian properties, including the Fabiola/Gertudis, Stromboli/Etna, and Roberto/Freddy property areas. Ballad is also attempting to joint venture the development of its properties with other resource companies which are interested in exploration. Ballad is interested in acquiring interests in other resource properties including possibly re-optioning the Las Princesas property in Peru, provided that terms are favourable.

Ballad is actively pursuing corporate opportunities relating to Private Delivery, and other technology-based business opportunities.